CONSENT OF INDEPENDENT AUDITORS

We consent to the use in MDS Inc.'s Annual Report on Form 40-F of our report dated December 10, 2003 with respect to the consolidated financial statements of MDS Inc. for the fiscal years ended October 31, 2003, 2002 and 2001. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-12056, 333-12058, 333-12548, and 333-13538) of our report dated December 10, 2003 with respect to the consolidated financial statements of MDS Inc. for the fiscal years ended October 31, 2003, 2002 and 2001 included in the Annual Report on Form 40-F for the year ended October 31, 2003.

Toronto, Canada,	/S/ Ernst & Young LLP
March 3, 2004.	Chartered Accountants